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                                  April --, 1994





To our shareholders:

The Petrolite Corporation Board of Directors is pleased to announce that it adopted a Stockholder Rights Plan (the "Plan") on March 28, 1994 to further protect your rights and investment in Petrolite Corporation (the "Company"). The Plan is designed to protect all Company stockholders against acquirors who may seek to take advantage of the Company and its stockholders through coercive or unfair tactics aimed at gaining control of the Company without paying all stockholders of the Company a full and fair price.

As part of this Plan, a special type of dividend -- in the form of a distribution of rights -- has been declared on the capital stock of the Company. The enclosed Summary of Rights describes the principal features of the Plan. I urge you to read the Summary carefully and keep it with your stock records as it contains important information.

You do not need to take any action at this time with respect to your shares. The distribution of the rights will not change the way in which you can currently trade the Company's shares. Your existing stock certificate will be your proof of ownership of the rights.

The distribution of rights does not alter in any way the financial strength of
the Company or interfere with its business plans.   While the distribution of
the rights will not be taxable either to you or to the Company, stockholders may, depending on their individual circumstances, recognize taxable income should the rights become exercisable. As explained in further detail in the Summary of Rights, the rights will become exercisable only if certain events occur.

The rights are not intended to prevent a fair and equitable takeover of the Company and will not do so. However, the rights should discourage any effort to acquire the Company in a manner or on terms not approved by the current Board of Directors. The rights are designed to deal with the serious problem of a potential acquiror using coercive or unfair tactics to deprive the Company's Board of Directors of any real opportunity to determine the future of the Company and to realize the value of your investment in the Company.

More than 1,500 publicly-traded companies have issued rights similar to those adopted by the Board of Directors. The Board of Directors is aware that some argue that rights plans similar to the Plan adopted by the Board of Directors could deter legitimate acquisition proposals. The Board of Directors carefully considered these arguments and concluded that they are speculative and do not justify denying stockholders the protection which the rights afford against abusive takeover tactics.

Our overriding objective is to preserve the Company's value for all stockholders. In declaring the rights dividend, the Board of Directors has expressed its confidence in the Company's future and its determination that you be given every opportunity to participate fully in that future.

                                  Yours very truly,



                                  ------------------------------
                                  William E. Nasser
                                  President and
                                  Chief Executive Officer